UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Capital Corp of the West

Title of Class of Securities:  Common Stock, no par value

CUSIP Number:  140065103

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                       Bennett Lindenbaum
                  c/o Basswood Partners, L.P.
                 645 Madison Avenue, 10th Floor
                   New York, New York  10022
                         (212) 521-9500

     (Date of Event which Requires Filing of this Statement)

                          April 3, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 140065103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         369,199

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         369,199

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         369,199


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         8.0%

14. Type of Reporting Person

         PN














































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CUSIP No.: 140065103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Matthew Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         369,199

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         369,199

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         369,199

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         8.0%

14. Type of Reporting Person

         IN














































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CUSIP No.: 140065103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         369,199

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         369,199

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         369,199

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                6



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13. Percent of Class Represented by Amount in Row (11)

         8.0%

14. Type of Reporting Person

         IN














































                                7



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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Basswood Partners, L.P., Matthew Lindenbaum and Bennett Lindenbaum (together, the "Reporting Persons") in the Common Stock, no par value (the "Shares"), of Capital Corp of the West (the "Issuer") has increased from 5.21% to 8.0% of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of Basswood Partners, L.P. ("Basswood"), a Delaware limited partnership, and Matthew and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner. Basswood's principal office is at 645 Madison Avenue, 10th Floor, New York, New York 10022. Basswood is the general partner of Basswood Financial Partners, L.P. and Whitewood Financial Partners, L.P. (the "Partnerships"), the investment manager for Basswood International Fund, Inc. (the "International Fund") and has investment discretion over certain managed accounts (the "managed accounts").

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Matthew Lindenbaum and Bennett Lindenbaum are citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Persons are deemed to beneficially own 369,199 Shares. All 369,199 Shares are held by either the Partnerships, the International Fund or the managed accounts. The Shares of the Issuer purchased either in open market transactions or in private placements were purchased for an aggregate purchase price of $4,951,826.43. The funds for the purchase of the Shares held in the Partnerships, the


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         International Fund or the managed accounts have come
         from the working capital of the Partnerships, the International Fund or the managed accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Goldman Sachs & Co., such loans being secured by the securities owned by them.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 369,199 Shares. Based on the Issuer's filing on Form 10-Q on November 16, 1998, as of September 30, 1998 there were 4,606,602 Shares outstanding. Therefore, the Reporting Persons are deemed to beneficially own 8.0% of the outstanding Shares. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to April 3, 1998 through the date of this filing, other than Shares received as a result of the merger described in Item 3, were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to April 3, 1998 through the date of this filing is filed herewith as Exhibit B.






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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:  /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                                 /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                                /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum

December 23, 1998


















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00705003.AJ2



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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

December 23, 1998 relating to the Common Stock of Capital

Corp of the West shall be filed on behalf of the

undersigned.


                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:   /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                                  /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                                  /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum















00705003.AJ2



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS


  Date     Shares Purchased or (Sold)     Price Per Share
  ____      ________________________     _________________


03/25/98                280                   $14.25

03/25/98              3,900                    14.25

03/25/98                775                    14.25

03/25/98                 45                    14.25

03/31/98                105                    14.50

03/31/98                275                    14.37

03/31/98              4,090                    14.50

03/31/98              3,840                    14.38

03/31/98              5,700                    14.50

03/31/98                845                    14.37

03/31/98                105                    14.50

03/31/98                 40                    14.38

04/01/98                615                    14.37

04/01/98              7,150                    14.49

04/01/98              3,255                    14.37

04/01/98              1,000                    14.38

04/01/98                130                    14.38

04/03/98             24,505                    15.25

04/03/98              5,225                    15.25

04/03/98                270                    15.25

04/14/98              1,037                    14.82


00705003.AJ2



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  Date     Shares Purchased or (Sold)     Price Per Share
  ____      ________________________     _________________


04/14/98             21,291                    14.82

04/14/98              4,439                    14.82

04/14/98                233                    14.82

05/12/98              1,645                    14.87

05/12/98                335                    14.87

05/12/98             18,000                    14.88

05/12/98                 20                    14.88

05/13/98              6,180                    14.75

05/13/98              1,255                    14.75

05/13/98                 65                    14.75

06/26/98                160                    13.25

06/26/98              4,005                    13.25

06/26/98                795                    13.25

06/26/98                 40                    13.25

07/07/98                185                    13.25

07/07/98              3,930                    13.25

07/07/98                845                    13.25

07/07/98                 40                    13.25

09/09/98             18,000                    10.93

09/09/98             18,000                    10.82










00705003.AJ2